Cantor Select Portfolios Trust

110 E. 59th Street

New York, NY 10022

May 22, 2023

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cantor Select Portfolios Trust (the “Trust” or “Registrant”)(File No. 333-271376)

Dear Ms. Vroman-Lee and Mr. Kernan:

Set forth below is a summary of oral comments provided on May 15, 2023, by Ms. Vroman-Lee and Mr. Kernan of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s registration statement on Form N-14, filed on April 21, 2023 (Accession No. 0001580642-23-002185). Per the Staff’s request, the Registrant will file a comment response letter via EDGAR as correspondence before filing a N-14 filing for the Cantor FBP Equity & Dividend Plus Fund ( “Fund”). For your convenience, a summary of the Staff’s comments is in italics below, and the Registrant’s response follows each comment.

Legal and Regulatory Comments:

1.	Staff Comment: In the letter to shareholders, please fix the fund name to Cantor FBP Equity & Dividend Plus Fund.

Response: The Registrant has updated the disclosure as requested.

2.	Staff Comment: In the section entitled “Questions and Answers Relating to the Reorganizations,” please amend the response to the question “Why is the Reorganization being proposed?” to reflect that the New Fund “may,” not “will” participate in broader distribution arrangements, attract additional shareholders and grow in size.

Response: The Registrant has updated the disclosure as requested.

3.	Staff Comment: In the section entitled “Questions and Answers Relating to the Reorganizations,” please include the actual fees before and after the waiver in the narrative and chart as part of the response to the question entitled “Will the Reorganizations result in higher fees for shareholders?”

Response: The Registrant has revised the disclosure as follows:

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Based on the assets of the Cantor FBP Equity & Dividend Plus Fund as of May 8, 2023, the Reorganization will not result in higher fees for shareholders of the Cantor FBP Equity & Dividend Plus Fund. Based on the assets of the Cantor FBP Appreciation & Income Opportunities Fund as of May 8, 2023, the Reorganization will result in a one basis point increase in gross total fees for shareholders of the Cantor FBP Appreciation & Income Opportunities Fund before any waivers or reimbursements provided by the Adviser are applied. The management fee rates of the New Fund will be higher than the existing management fee rates for the Existing Funds between $500 million and $2.5 billion in net assets.

Management Fees

Each Existing Fund pays a management fee, which is computed daily and paid monthly, at the annual rates provided in the table below based on the average daily net assets of the applicable funds. For its services to the New Fund, the Adviser is entitled to a management fee, which is calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Fund, as set forth below:

Existing Fund	Management Fee	New Fund	Management Fee
Cantor FBP Equity & Dividend Plus Fund	0.70% on first $250 million; 0.65% on next $250 million; 0.50% on assets over $500 million	Cantor FBP Equity & Dividend Plus Fund	0.65% on first $500 million; 0.60% on next $500 million; 0.55% on next $1.5 billion; 0.50% on assets in excess of $2.5 billion
Cantor FBP Appreciation & Income Opportunities Fund	0.70% on first $250 million; 0.65% on next $250 million; 0.50% on assets over $500 million

Expense Limitation Agreements

The Adviser has contractually agreed to reduce its fees and reimburse expenses of the New Fund in order to keep net operating expenses (excluding interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding the New Fund’s average daily net assets as set forth in the table below, which also includes each Existing Funds’ expense caps.

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Existing Fund	Class	Total Annual Operating Expenses Before Waivers	Expense Cap	Total Annual Operating Expenses After Waivers	New Fund	Class	Total Annual Operating Expenses Before Waivers	Expense Cap	Total Annual Operating Expenses After Waivers
Cantor FBP Equity & Dividend Plus Fund	Shares	1.28%	1.12%	1.12%	Cantor FBP Equity & Dividend Plus Fund	Institutional Class	1.18%	0.99%	0.99%
Cantor FBP Appreciation & Income Opportunities Fund	Shares	1.23%	1.05%	1.07%

The fees and expenses of the Existing Funds and the New Fund are described further in the “Comparison Fee Tables and Examples” section of this Proxy Statement/Prospectus. If the expense limitation agreement for the New Fund is not renewed after July 14, 2025, the New Fund’s total operating expenses may increase.

4.	Staff Comment: Please supplementally confirm that the Expense Limitation Agreement referenced in the N-14 will extend to July 14, 2025.

Response: The Registrant confirms that the Expense Limitation Agreement will extend to at least July 14, 2025.

5.	Staff Comment: In the section entitled “Synopsis - Investment Objectives and Investment Strategies” in the table please disclose the additional details about the securities selection process in the “Comparison” column for Cantor FBP Equity & Dividend Plus Fund.

Response: The Registrant has revised the “Comparison” column as follows:

The principal investment strategies of the Cantor FBP Equity & Dividend Plus Fund and the New Fund are substantially similar except for some additional detail regarding how the Adviser analyzes the growth and price expectations for equity securities held by the New Fund, as follows:

The Adviser’s growth and price expectations for the equity securities held by the New Fund are based on the Adviser’s analysis of factors such as revenue growth, profit margin potential, profitability, financial flexibility, free cash flow, competitive position, and management track record for each security.

6.	Staff Comment: With respect to the information presented in the section entitled “Fees and Expenses,” please confirm that March 31, 2022 is the most recent fees available or otherwise please update with more current numbers.

Response: The Registrant will provide the fees and expenses as of March 31, 2023.

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7.	Staff Comment: In the section entitled “Fees and Expenses,” please include additional pro forma to include all possible Reorganization combinations.

Response: The Registrant confirms that the completed Fee and Expense Tables for all possible reorganization Combinations are included in the N-14 in “Fees and Expenses” and are attached hereto in Appendix A.

8.	Staff Comment: In the section entitled “Fund Management,” please consistently identify Cantor Fitzgerald Investment Advisors, L.P. with the same abbreviation throughout the disclosure and identify all abbreviations used in the parenthetical, for example, it appears that the same investment adviser is identified below in the discretion of the New Fund but the investment advisers identified as “Cantor.”

Response: The Registrant has updated the disclosure as requested.

9.	Staff Comment: Please define “Predecessor Fund” or otherwise align with the existing terminology within the disclosure.

Response: The Registrant has updated the disclosure as requested.

10.	Staff Comment: In the section entitled “Reasons for the Reorganization,” please confirm that the Williamsburg Investment Trust Board of Trustees considered the fact that the total fund operating expenses are one basis point higher for the New Fund than the Cantor FBP Appreciation & Income Opportunities Fund before the effect of any expense limitation agreements offered by the Adviser. The Staff reminds the Registrant that all disclosure should be balanced. If the Board reviewed all the lower fees as currently disclosed, did they review anything potentially detrimental for higher fees? Please provide a balanced list, including any unfavorable factors that the Board analyzed, if applicable.

Response: We have revised the disclosure in the section entitled “Reasons for the Reorganization” to add the following new bullet point after the existing fifth bullet point as follows:

•	that the total annual fund operating expenses of the Institutional Class Shares of the New Fund before fee waivers and/or expense limitations would be higher than those of the shares of the Cantor FBP Appreciation & Income Opportunities Fund and that the New Fund’s total annual fund operating expenses before fee waivers and/or expense limitations might increase further should the New Fund be unable to increase its assets and benefit from lower expenses through the realization of economies of scale;

In addition, we have added the disclosure to the end of the existing seventh bullet point as follows:

• that the contractual expense limitation on the Institutional Class shares of the New Fund will be 0.13% and 0.08% lower than the current expense limitations on the shares of the Cantor FBP Equity and Dividend Plus Fund and Cantor FBP Appreciation & Income Opportunities

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Fund, respectively, noting that there was no guarantee that the Adviser would extend the contractual expense limitation on the Institutional Class Shares of the New Fund beyond the initial period;

11.	Staff Comment: On page 54 of Edgar, please remove or explain the lone bracket at the end of the page.

Response: The Registrant has removed the bracket.

12.	Staff Comment: Please complete all missing information.

Response: The Registrant has completed all the missing information.

Accounting Comments:

1.	Staff Comment: In correspondence, please confirm that fees and expenses dated March 31, 2022, as disclosed in the section entitled “Fees and Expenses” are representative of current fees and expenses as required by Item 3 of Form N-14.

Response: The Registrant will provide the fees and expenses as of March 31, 2023.

2.	Staff Comment: Please confirm supplementally that the Adviser has no right of recapture of previously waived and/or reimbursed fees and expenses occurring in the Existing Funds. However, if there is a right of recapture of previously waived and/or reimbursed fees and expenses to be carried forward from the Existing Funds to the New Fund, please confirm that this has been approved by the Board of the New Fund and add disclosure to describe the right.

Response: The Registrant confirms that the Adviser has no right of recapture of previously waived and/or reimbursed fees and expenses occurring in the Existing Funds.

3.	Staff Comment: Please incorporate unaudited financial statements and financial highlights for the most recent interim period in compliance with Regulation S-X Rule 3-18 and Form N-14.

Response: The Registrant has incorporated the unaudited financial statements and updated the financial highlights.

4.	Staff Comment: Please complete the Capitalization table.

Response: The Registrant has completed the Capitalization table.

5.	Staff Comment: Please footnote the Capitalization table to provide information about the New Fund’s other share classes that are not participating in the Reorganizations.

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Response: The Registrant has revised the Capitalization table to include Footnote 2 as follows:

The New Fund also offers Class A and Class R6 Shares, which have no outstanding shares as of the date of this N-14 and will not be offered until after the Reorganizations are completed.

6.	Staff Comment: Please enhance disclosure to provide additional information about the Cantor FBP Appreciation & Income Opportunity Fund’s portfolio repositioning, including quantity expressed as a percentage of net assets, transaction costs relating to repositioning from fixed income and money market fund investments into equity securities, if applicable, stating who will bare the costs, and an estimate of capital gains distributions in dollars and on a per share basis.

Response: The Registrant has added the following new section entitled “INFORMATION RELATING TO THE REORGANIZATIONS - Portfolio Repositioning”:

The Cantor FBP Appreciation & Income Opportunities Fund will be repositioned in certain ways before the date of the conversion. That repositioning will involve the selling of all of the fixed income holdings of the fund, which were 17.4% of the Cantor FBP Appreciation & Income Opportunities Fund’s assets as of May 17, 2023. A schedule of investments after giving effect to the repositioning is included as Exhibit C.

The costs associated with repositioning the portfolio are considered to be a fund expense that will be born by the Cantor FBP Appreciation & Income Opportunities Fund. It is estimated that the repositioning of the fixed income holdings will generate an estimated capital gain of $0.05 per share. The equity portion of the Cantor FBP Appreciation & Income Opportunities Fund will not be repositioned in a material way in advance of the Reorganization. After the closing of the Reorganizations, the Adviser will manage the New Fund consistent with the New Fund’s investment strategy as described in the section “Investment Objectives and Investment Strategies” above.

7.	Staff Comment: Please explain if the Reorganizations will result in a material change in the Cantor FBP Appreciation & Income Opportunities Fund’s investment portfolio due to investment restrictions. If applicable, please provide a schedule of investments of Cantor FBP Appreciation & Income Opportunities Fund to reflect such change along with accompanying narrative disclosure describing the change as required by Regulation S-X Item 6-11 (d)(1) and Form N-14.

Response: As described in the Registrant’s response to Comment 6, the Reorganization of the Cantor FBP Appreciation & Income Opportunities Fund will result in a material change in the Cantor FBP Appreciation & Income Opportunities Fund’s investment portfolio in that fixed income securities will no longer be a part of the portoflio. The Registrant has added the schedule of investments reflecting the change along with the narrative disclosure describing the change.

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8.	Staff Comment: Please include disclosure required by Regulation S-X 6-11 (d) stating if the Reorganizations will result in a change in accounting policies for any of the Existing Funds.

Response: The Registrant confirms that the Reorganizations will not result in any change in accounting policies for the Existing Funds.

Thank you for your comments. Please contact Brittany Weise at (513) 346-3312 if you have any questions.

Sincerely,

/s/ John Jones

_______________________

John Jones

Secretary

cc: Tanya Boyle, Esq. and Terrence Davis, Esq. at Greenberg Traurig, LLP

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APPENDIX A

FEES AND EXPENSES

Shareholders of the Funds pay various fees and expenses, either directly or indirectly. The tables below show the fees and expenses that a shareholder would pay if the shareholder were to buy, hold or sell shares of each Fund. Table A reflects the fees and expenses that a shareholder would pay as shareholders of the New Fund if both Existing Funds approve the Reorganizations; Table B reflects the fees and expenses that a shareholder would pay as shareholders of the New Fund if only Cantor FBP Equity & Dividend Plus Fund approves its Reorganization; and Table C reflects the fees and expenses that a shareholder would pay as shareholders of the New Fund if only Cantor FBP Appreciation & Income Opportunities Fund approves its Reorganization. The fees and expenses in the tables appearing below are based on the expenses of each Existing Fund for the fiscal year ended March 31, 2023 and the pro forma expenses of the New Fund after giving effect to the Reorganizations, based on pro forma net assets as of March 31, 2023. Pro forma numbers are estimated in good faith and are hypothetical. Actual expenses may vary significantly. A shareholder will not pay any sales load, contingent deferred sales charge, brokerage commission, redemption fees, or other transaction fees in connection with the receipt of shares of the New Fund from the Reorganizations.

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Table A

Comparison of Shareholder Fees

Fund	Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	Exchange Fee	Redemption Fee
Cantor FBP Equity & Dividend Plus Fund Shares	None	None	None	None
Cantor FBP Appreciation & Income Opportunities Fund Shares	None	None	None	None
New Fund – Institutional Class Shares	None	None	None	None

Comparison of Annual Operating Expenses
(as a percentage of average net assets)

	Cantor FBP Equity & Dividend Plus Fund Shares	Pro Forma New Fund – Institutional Class Shares
Management Fees	0.70%	0.65%
Distribution and Service (12b-1) Fees	None	None
Other Expenses	0.58%	0.53%
Total Fund Operating Expenses	1.28%	1.18%
Less Fee Waiver and/or Expense Limitation	(0.16)%(1)	(0.19)%(2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	1.12%	0.99%

(1) The Adviser has contractually agreed, until August 1, 2023, to reduce Management Fees and/or reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) to an amount not exceeding 1.12% of the Fund’s average daily net assets. Any Management Fee waivers and/or expense reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years from the date such fees and expenses were waived or reimbursed, provided that the repayment to the Adviser does not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) of the Fund to exceed the lesser of: (1) the expense limitation in effect at the time such fees and expenses were waived; and (ii) the expense limitation in effect at the time the Adviser seeks reimbursement of such fees and expenses. This agreement may be terminated by the Fund or the Adviser upon 60 days’ prior written notice, provided, however, that (1) the Adviser may not terminate the agreement without the approval of the Board of Trustees, and (2) this agreement will terminate automatically if the Adviser ceases to serve as investment adviser of the Fund.

(2)	The Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) in order to prevent total annual fund operating expenses from exceeding 0.99% of the Fund’s average daily net assets for Institutional Class shares until July 14, 2025. The Adviser may recoup investment advisory fees that it waived or Fund expenses that it paid under this agreement for a period of three years from the date the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class (after the
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recoupment is taken into account) to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recoupment.

	Cantor FBP Appreciation & Income Opportunities Fund Shares	Pro Forma New Fund – Institutional Class Shares
Management Fees	0.70%	0.65%
Distribution and Service (12b-1) Fees	None	None
Other Expenses	0.51%	0.53%
Acquired Fees and Expenses	0.02%	0.00%
Total Fund Operating Expenses	1.23%(1)	1.18%
Less Fee Waiver and/or Expense Limitation	(0.16)%(2)	(0.19)%(3)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	1.07% (1)	0.99%

(1) “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver” will not correlate to the Fund’s ratio of total expenses to average net assets and the ratio of net expenses to average net assets in the Fund’s Financial Highlights, which reflects the operating expenses of the Fund but does not include “Acquired Fund Fees and Expenses.”

(2) The Adviser has contractually agreed, until August 1, 2023, to reduce Management Fees and/or reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) to an amount not exceeding 1.05% of the Fund’s average daily net assets. Any Management Fee waivers and/or expenses reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years from the date such fees and expenses were waived or reimbursed, provided that the repayment to the Adviser does not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) of the Fund to exceed the lesser of: (1) the expense limitation in effect at the time such fees and expenses were waived; and (ii) the expense limitation in effect at the time the Adviser seeks reimbursement of such fees and expenses. This agreement may be terminated by the Fund or the Adviser upon 60 days’ prior written notice, provided, however, that (1) the Adviser may not terminate the agreement without the approval of the Board of Trustees, and (2) this agreement will terminate automatically if the Adviser ceases to serve as investment adviser of the Fund.

(3)	The Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) in order to prevent total annual fund operating expenses from exceeding 0.99% of the Fund’s average daily net assets for Institutional Class shares until July 14, 2025. The Adviser may recoup investment advisory fees that it waived or Fund expenses that it paid under this agreement for a period of three years from the date the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class (after the recoupment is taken into account) to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recoupment.

Examples

This Example is intended to help you compare the cost of investing in each Existing Fund with the cost of investing in the New Fund. The Example assumes that you invest $10,000 in the Funds for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

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Fund	1 Year	3 Years	5 Years	10 Years

Cantor FBP Equity & Dividend Plus Fund Shares	$114	$390	$687	$1,531
	1 Year	3 Years	5 Years	10 Years
New Fund – Institutional Class Shares	$101	$336	$611	$1,397

Fund	1 Year	3 Years	5 Years	10 Years

Cantor FBP Appreciation & Income Opportunities Fund Shares	$109	$374	$660	$1,475
	1 Year	3 Years	5 Years	10 Years
New Fund – Institutional Class Shares	$101	$336	$611	$1,397

The Examples above should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

Table B

Comparison of Shareholder Fees

Fund	Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	Exchange Fee	Redemption Fee
Cantor FBP Equity & Dividend Plus Fund Shares	None	None	None	None
New Fund – Institutional Class Shares	None	None	None	None

Comparison of Annual Operating Expenses
(as a percentage of average net assets)

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	Cantor FBP Equity & Dividend Plus Fund Shares	Pro Forma New Fund – Institutional Class Shares
Management Fees	0.70%	0.65%
Distribution and Service (12b-1) Fees	None	None
Other Expenses	0.58%	0.93%
Total Fund Operating Expenses	1.28%	1.18%
Less Fee Waiver and/or Expense Limitation	(0.16)%(1)	(0.59)%(2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	1.12%	0.99%

(1) The Adviser has contractually agreed, until August 1, 2023, to reduce Management Fees and/or reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) to an amount not exceeding 1.12% of the Fund’s average daily net assets. Any Management Fee waivers and/or expense reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years from the date such fees and expenses were waived or reimbursed, provided that the repayment to the Adviser does not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) of the Fund to exceed the lesser of: (1) the expense limitation in effect at the time such fees and expenses were waived; and (ii) the expense limitation in effect at the time the Adviser seeks reimbursement of such fees and expenses. This agreement may be terminated by the Fund or the Adviser upon 60 days’ prior written notice, provided, however, that (1) the Adviser may not terminate the agreement without the approval of the Board of Trustees, and (2) this agreement will terminate automatically if the Adviser ceases to serve as investment adviser of the Fund.

(2)	The Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) in order to prevent total annual fund operating expenses from exceeding 0.99% of the Fund’s average daily net assets for Institutional Class shares until July 14, 2025. The Adviser may recoup investment advisory fees that it waived or Fund expenses that it paid under this agreement for a period of three years from the date the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class (after the recoupment is taken into account) to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recoupment.

Examples

This Example is intended to help you compare the cost of investing in each Existing Fund with the cost of investing in the New Fund. The Example assumes that you invest $10,000 in the Funds for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years

Cantor FBP Equity & Dividend Plus Fund Shares	$114	$390	$687	$1,531
	1 Year	3 Years	5 Years	10 Years
New Fund – Institutional Class Shares	$101	$380	$746	$1,775
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The Examples above should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

Table C

Comparison of Shareholder Fees

Fund	Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	Exchange Fee	Redemption Fee
Cantor FBP Appreciation & Income Opportunities Fund Shares	None	None	None	None
New Fund – Institutional Class Shares	None	None	None	None

Comparison of Annual Operating Expenses
(as a percentage of average net assets)

	Cantor FBP Appreciation & Income Opportunities Fund Shares	Pro Forma New Fund – Institutional Class Shares
Management Fees	0.70%	0.65%
Distribution and Service (12b-1) Fees	None	None
Other Expenses	0.51%	0.95%
Acquired Fees and Expenses	0.02%	0.00%
Total Fund Operating Expenses	1.23%(1)	1.60%
Less Fee Waiver and/or Expense Limitation	(0.16)%(2)	(0.61)%(3)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	1.07% (1)	0.99%

(1) “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver” will not correlate to the Fund’s ratio of total expenses to average net assets and the ratio of net expenses to average net assets in the Fund’s Financial Highlights, which reflects the operating expenses of the Fund but does not include “Acquired Fund Fees and Expenses.”

(2) The Adviser has contractually agreed, until August 1, 2023, to reduce Management Fees and/or reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) to an amount not exceeding 1.05% of the Fund’s average daily net assets. Any Management Fee waivers and/or expenses reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years from the date such fees and expenses were waived or reimbursed, provided that the repayment to the Adviser does not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses, shareholder servicing fees, and extraordinary expenses) of the Fund to exceed the lesser of: (1) the expense limitation in effect at the time such fees and expenses were waived; and (ii) the expense limitation in effect at the time the Adviser seeks reimbursement of such fees and expenses. This agreement may be terminated by the Fund or the Adviser upon 60 days’ prior written notice, provided, however, that (1) the Adviser may not terminate the agreement without the approval of the Board of Trustees, and (2) this agreement will terminate automatically if the Adviser ceases to serve as investment adviser of the Fund.

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(3)	The Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) in order to prevent total annual fund operating expenses from exceeding 0.99% of the Fund’s average daily net assets for Institutional Class shares until July 14, 2025. The Adviser may recoup investment advisory fees that it waived or Fund expenses that it paid under this agreement for a period of three years from the date the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class (after the recoupment is taken into account) to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recoupment.

Examples

This Example is intended to help you compare the cost of investing in each Existing Fund with the cost of investing in the New Fund. The Example assumes that you invest $10,000 in the Funds for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years

Cantor FBP Appreciation & Income Opportunities Fund Shares	$109	$374	$660	$1,475
	1 Year	3 Years	5 Years	10 Years
New Fund – Institutional Class Shares	$101	$382	$752	$1,794

The Examples above should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

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